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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 9)

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               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                         QUICKTURN DESIGN SYSTEMS, INC.
                           (Name of Subject Company)

                         QUICKTURN DESIGN SYSTEMS, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

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                                   74838E102
                     (CUSIP Number of Class of Securities)

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                                 KEITH R. LOBO
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         QUICKTURN DESIGN SYSTEMS, INC.
                               55 W. TRIMBLE ROAD
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 914-6000
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

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                                    COPY TO:

                             LARRY W. SONSINI, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

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                                 INTRODUCTION

  The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on August 24, 1998, by Quickturn Design Systems, Inc., a Delaware corporation (the "Company" or "Quickturn"), relates to an offer by MGZ Corp., a Delaware corporation ("MGZ") and a wholly owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor"), to purchase all of the outstanding shares of the common stock, par value $.001 per share (including the associated preferred stock purchase rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  The response to Item 8 is hereby amended by adding the following to the end of the last paragraph of the section entitled "Litigation Concerning the Offer":

    On September 21, 1998, Quickturn filed a motion for leave to file its Second Amended and Supplemental Counterclaims against Mentor Graphics in the United States District Court for the District of Delaware, Civil Action No. 98-473-RRM ("Second Amended Counterclaims"). In its Second Amended Counterclaims, Quickturn alleges that Mentor's proposed nominees for a new Quickturn board are ill-equipped to manage the company based on their lack of knowledge and experience, that Mentor has not disclosed the risk that its financing for the tender offer and second-step merger may expire prior to the proposed merger being completed, and that the true purpose for the transaction is not to benefit the combined company's customers but rather to eliminate the patent litigation pending between Quickturn and Mentor. On September 22, 1998, Quickturn's motion for leave to file the Second Amended Counterclaims was granted. Quickturn's motion for leave is filed as Exhibit 33 hereto and is incorporated herein by reference. Quickturn's Second Amended Counterclaims is filed as Exhibit 34 hereto and is incorporated herein by reference.

    The response to Item 8 is hereby amended by adding the following to the end of the section entitled "Proxy Solicitation."

    On September 23, 1998 the Company filed additional definitive proxy and solicitation materials with the SEC. A copy of the such materials is attached as Exhibit 35 hereto and incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  The response to Item 9 is hereby amended by the addition of the following new exhibits:

   Exhibit 33 Motion for leave to file Second Amendment and Supplemental
               Counterclaims.
   Exhibit 34 Second Amendment and Supplemental Counterclaims.
   Exhibit 35 Additional Proxy and Solicitation Materials of the Company filed with the SEC on September 23, 1998.
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                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

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
 Dated: September 23, 1998                   QUICKTURN DESIGN SYSTEMS, INC.
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                                          By:/s/ Keith R. Lobo
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                                             Keith R. Lobo
                                             President and Chief Executive
                                              Officer

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